15045341

SEC Mail Processing Section
FEB 12 2015
Washington DC

Ty 2/18/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12201 Merit Drive, Suite 700
(No. and Street)

Dallas, Texas 75251
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff, LLP
(Name – *if individual, state last, first, middle name*)

15950 N. Dallas Pkwy, Suite 600, Dallas, Texas 75248
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/19/14

OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cheri L. Scott
Notary Public,
State of Texas
Expires:06-23-2018

Signature

President, FinOP & GSP

Title

Cheri L Scott 29 Jan 15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

January 20, 2015

Mr. Larry Starks
President
Waterview Securities, Inc.
12201 Merit Drive, Suite 700
Dallas, Texas 75251

In connection with our audit of the financial statements and supplemental information of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2014 and have issued our report thereon dated January 20, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Significant Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates may be particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We noted no significant sensitive accounting estimates.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The disclosures in the financial statements are neutral, consistent and clear.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. No misstatements were identified by us as a result of our audit procedures.

Exceptions to Exemption Provisions

In connection with our review of the Company's Rule 15c3-3 Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For the purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I - Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2014 and Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Independence

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence. We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with PCAOB Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission. We will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company with you on a date that is convenient for you.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. These discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Company's management, and is not intended to be, and should not be, used by anyone other than those specified parties.

Very truly yours,

Travis Wolff, LLP

TRAVIS WOLFF, LLP



WATERVIEW SECURITIES, INC.

Financial Statements
with
Supplemental Information
and
Independent Auditors' Report

Year Ended December 31, 2014

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
of Waterview Securities, Inc.

We have audited the accompanying financial statements of Waterview Securities, Inc. (a Texas corporation) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Waterview Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of Waterview Securities, Inc.'s financial statements. The supplemental information is the responsibility of Waterview Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information,

including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Travis Wolff, LLP

Certified Public Accountants
January 20, 2015
Dallas, Texas

WATERVIEW SECURITIES, INC.

Statement of Financial Condition
December 31, 2014

ASSETS		
Current assets:		
Cash and cash equivalents	$	**1,018,605**
Prepaid expenses		**2,064**
FINRA deposit		**1,271**
Total current assets	$	**1,021,940**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	**9,302**
Total current liabilities		**9,302**
Commitments and contingencies (Notes 2 and 6)		
Stockholders' equity:		
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding		**500**
Additional paid-in capital		**49,500**
Retained earnings		**962,638**
Total stockholders' equity		**1,012,638**
Total liabilities and stockholders' equity	$	**1,021,940**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Income
Year Ended December 31, 2014

Revenues:		
Fee and service revenue	$	**1,644,970**
Operating expenses:		
General and administrative		**1,015**
Commissions		**678,000**
Regulatory		**6,676**
Professional fees		**5,570**
Insurance		**472**
Shared expenses		**4,800**
Total operating expenses		**696,533**
Operating income		**948,437**
Other income (expense):		
Interest income		**501**
State margin tax expense		**(6,132)**
Total other expense, net		**(5,631)**
Net income	$	**942,806**

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock				Additional Paid-in		Retained		
	Shares		Amount		Capital		Earnings		Total
Balance, January 1, 2014	50,001	$	500	$	49,500	$	469,841	$	519,841
Distribution to stockholders	-		-		-		(450,009)		(450,009)
Net income	-		-		-		942,806		942,806
Balance, December 31, 2014	50,001	$	500	$	49,500	$	962,638	$	1,012,638

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ **942,806**
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	**375**
FINRA deposit	**37**
Accounts payable	**8,087**
Net cash provided by operating activities	**951,305**
Cash flows from financing activities	
Distributions to stockholders	**(450,009)**
Increase in cash and cash equivalents	**501,296**
Cash and cash equivalents, beginning of year	**517,309**
Cash and cash equivalents, end of year	$ **1,018,605**

See accompanying notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the southern United States.

In preparing the accompanying financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2014, through the date the financial statements were available to be issued, January 20, 2015.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is subject to state tax and accordingly recognized $6,132 of expense related to Texas margin tax, for the year ended December 31, 2014.

Note 1 - Nature of Business and Summary of Significant Accounting Policies - (Continued)

Income taxes - continued

At December 31, 2014, there were no uncertain tax positions. The Company is no longer subject to tax examinations by tax authorities for years prior to 2011 as of December 31, 2014. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of December 31, 2014, no interest or penalties related to uncertain tax positions had been accrued.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Balances on deposit with the Company's banks exceed the FDIC limit at December 31, 2014 by $768,955. Management believes it is not exposed to any significant concentration of credit risk on cash and cash equivalents.

The Company has three customers that, in aggregate, accounted for 93% of annual revenues during the year ended December 31, 2014.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $1,009,303 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2014, there were no liabilities subordinated to claims of general creditors.

Note 4 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 50,001 shares issued and outstanding as of December 31, 2014.

Note 5 - Related Party Transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $4,800 for the year ended December 31, 2014.

Note 6 - Commitments and Contingencies

The Company receives referrals from third parties and has agreements with the third parties to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third parties any referral fees at December 31, 2014. During the year ended December 31, 2014 the Company did not pay any referral fees.

Note 7 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

Net capital		
Total stockholders' equity	$	1,012,638
Less nonallowable assets:		3,335
Net capital	$	1,009,303
Aggregate indebtedness		
Aggregate indebtedness liabilities	$	9,302
Computations of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	620
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	1,004,303
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	1,003,303
Percentage of aggregate indebtedness to net capital		0.92%

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2014.

See independent auditors' report.

WATERVIEW SECURITES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.



WATERVIEW SECURITIES, INC.

Exemption Review Report

For the Year Ended December 31, 2014

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT ACCOUNTANTS' REVIEW REPORT RELATED TO AN ENTITY'S EXEMPTION PROVISIONS OF SEC RULE 15c3-3

Waterview Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Waterview Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Waterview Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provisions") and (2) Waterview Securities, Inc. stated that Waterview Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Travis Wolff, LLP

Certified Public Accountants
January 20, 2015
Dallas, Texas

WATERVIEW SECURITIES

M&A ADVISORY • VALUATION • CAPITAL SOURCING

Rule 15c3-3 Exemption Report

For the Year ended 12/31/14

Waterview Securities, Inc., SEC Registration Number 8-67895

To the best knowledge and belief of Waterview Securities, Inc. ("Waterview"), Waterview is exempt from the provisions of SEA Rule 15c3-3 because Waterview met, for all of 2014 without exception and currently meets without exception, conditions set forth in paragraph (k) (2) (i) of Rule 15c3-3. Specifically, Waterview does not carry any customer accounts, Waterview does not accept customer funds or securities, and Waterview does not have any transactions between the broker or dealer and its customers.

Regards,

Larry S. Starks
President, CCO & GSP



WATERVIEW SECURITIES, INC.

Agreed-Upon Procedures Report

For the Year Ended December 31, 2014

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

15950 N. Dallas Parkway, Suite 600
Dallas, Texas 75248
t 972.661.1843 f 972.490.4120

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Waterview Securities, Inc.
Dallas, Texas

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Waterview Securities, Inc. (the Company) as established by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We have no responsibility to update this report for events or circumstances occurring after the date of this report. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(e)(4) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis Wolff, LLP

Certified Public Accountants
January 20, 2015
Dallas, Texas

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2925*********************MIXED AADC 220
067895 FINRA DEC
WATERVIEW SECURITIES INC
12201 MERIT DR STE 700
DALLAS TX 75251-3114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,112

B. Less payment made with SIPC-6 filed (exclude interest) (942)

7/1/14
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 3170

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 3170

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3170

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Waterview Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 6 day of Jan, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,645,471
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income (Deductions in excess of $100,000 require documentation)	501
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	501
2d. SIPC Net Operating Revenues	$ 1,644,970
2e. General Assessment @ .0025	$ 4,112

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